Exhibit 99.2

EXECUTIVE EMPLOYMENT/SEPARATION AGREEMENT

This Executive Employment/Separation Agreement (“Agreement”) is made and effective this date of November 14, 2013, by and between SECUREALERT, INC., a Utah corporation (“Company”) and Chad D. Olsen (“Executive”).

RECITALS

A. Executive, prior to the date of this Agreement, has served as Chief Financial Officer (“CFO”) of the Company pursuant to an unwritten at-will employment arrangement.

B. Executive and the Company have mutually agreed that Executive’s employment with the Company will continue under the terms and subject to the conditions contained in this Agreement.

C. During his employment with the Company, Executive has had and will continue to have access to information owned by the Company, or that was in the custody and care of the Company, that is confidential, proprietary and/or constitutes trade secrets.

D. The Company has offered to provide Executive with separation benefits, as defined below (“Separation Benefits”), and the other consideration set forth herein, in exchange for the promises, covenants and other consideration to be provided by Executive as set forth herein, in accordance with the terms hereof, which Executive acknowledges is in excess of any compensation legally owed to him by the Company; and Executive is willing to accept the Separation Benefits and other consideration to be provided to him, as set forth herein, in accordance with the terms hereof.

NOW, THEREFORE, the parties hereto agree as follows:

1. Employment.  Company hereby agrees to continue to employ Executive as its CFO and Executive hereby accepts such employment in accordance with the terms of this Agreement and the terms of employment applicable to regular employees of Company.  In the event of any conflict or ambiguity between the terms of this Agreement and terms of employment applicable to regular employees, the terms of this Agreement shall control.  Executive’s duties shall be performed primarily at the Company’s principal executive offices in Sandy, Utah.  The parties acknowledge that Executive will be required to travel in connection with the performance of his duties.

2. Duties of Executive.  During the Employment Term as defined in Paragraph 5, Executive will perform his duties faithfully and to the best of his ability and will devote his full business efforts to the Company.  Executive shall be responsible for duties typical of the office held by the Executive and Executive shall perform such other reasonable duties and projects as may be assigned by Chief Executive Officer of the Company, or the Board of Directors of the Company.

3. Compensation.  Executive shall be paid compensation during the term of this Agreement as follows:  A base salary of $192,000 per calendar year, payable in installments according to the Company’s regular payroll schedule.  The Board of Directors, in its sole discretion, may grant Executive a bonus during the term of this Agreement.

4. Benefits.

A. Holidays and Personal Time.  Executive shall be entitled to paid holidays and personal time off in accordance with the Company’s holiday and personal time off policies, with the time and duration of any specific personal time off mutually and reasonably agreed to by the parties hereto.

B. Medical, Dental, Vision and Group Life Insurance.  Company agrees to include Executive in the group medical, dental, vision and hospital plans of the Company and provide group life insurance for Executive.  These practices and procedures are subject to change upon mutual agreement.

C. Expense Reimbursement.  Executive shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Executive in the performance of Executive’s duties.  Executive will maintain records and written receipts and shall follow all Company policies and procedures for reimbursement of expenses.

5. Term, Termination and Severance.

A. Employment Term of Agreement.  The Employment Term of this Agreement shall commence on November 14, 2013 and shall continue in effect until the earlier of (i) the thirtieth day following the closing of an acquisition of or by the Company; or (ii) November 13, 2014.  Thereafter, the Agreement shall be reviewed and renewed upon the mutual agreement of Executive and Company.

B. Termination and Separation Benefits.

(I)	Definitions.

(i) Cause.  For purposes of this Agreement, “Cause” shall mean (a) Executive’s continued violations of Executive’s obligations which are demonstrably willful or deliberate on his part after there has been delivered to Executive a written demand for performance from the Company which describes the basis for the Company’s belief that Executive has not substantially performed his duties, (b) Executive’s engagement in willful misconduct which is injurious to the Company or its subsidiaries, (c) Executive’s commission of a felony, an act of fraud against or the misappropriation of property belonging to the Company or its subsidiaries, (d) Executive’s breaching in any material respect, the terms of any confidentiality or proprietary information agreement between Executive and the Company, or (e) Executive’s commission of a material violation of the Company’s standards of employee conduct.

(ii) Involuntary Termination Other than for Cause.  “Involuntary Termination Other than for Cause” shall mean (a) without the Executive’s express written consent, a reduction in Executive’s job title, (b) without the Executive’s express written consent a substantial reduction in Executive’s duties, authority and responsibilities immediately prior to such reduction or removal of the Executive from such position and responsibilities, unless the Executive is provided with a comparable position (i.e., a position of equal or greater organization level, duties, authority, compensation and status; (c) without the Executive’s express written consent, a reduction of more than 3% in the Executive’s Base Salary; (d) without the Executive’s express written consent, the relocation of the Executive to a facility or location more than thirty-five (35) miles from Executive’s present location; (e) any purported termination of the Executive by the Company that is not effected for Disability or Cause or any purported termination for which the grounds relied upon are not valid; or (f) the failure of the Company to obtain the assumption of this Agreement by any successors of the Company.

(II)           Benefits Upon End of Term or Involuntary Termination Other than for Cause (“Separation Benefits”).  If Executive’s employment with the Company terminates as a result of an Involuntary Termination Other than for Cause or at the end of the term of this Agreement, the Executive shall be entitled to receive the following Separation Benefits.

(i) Restricted Stock, Warrants and Option Vesting.  All Restricted Stock, Warrants and Options shall become one hundred percent (100%) vested on the last day of Executive’s employment with the Company (“Separation Date”).

(ii) Cash Severance Payment.  Executive shall receive a cash payment equal to twelve (12) months of Executive’s Base Annual Salary at the time of the Executive’s highest compensation level. The twelve (12) months of payment of severance compensation hereunder commencing on the Separation Date shall be known as the “Severance Period.” Any such payment shall be paid in cash by the Company to Executive in three equal installments with the first payment made in the first payroll cycle after a triggering event, the second 60 days after the first payment is made and the final payment 120 days after the first payment.

(iii) COBRA Premiums.  In further consideration for Executive’s execution of this Agreement, and the performance of his duties hereunder, and subject to the terms and conditions set forth below, if Executive properly and timely elects to continue his medical, vision and dental insurance coverage (collectively “Continuation Coverage”) under the Company’s group medical, vision and dental plans in accordance with the continuation requirements of COBRA, the Company will pay the full cost of Executive’s premiums for such Continuation Coverage for a twelve (12) month period.  If Executive elects to continue such COBRA coverage thereafter, for the remainder of the COBRA period or any part thereof, such Continuation Coverage shall be at Executive’s own expense.  Notwithstanding the foregoing, if Executive ceases to be eligible to receive Continuation Coverage under COBRA prior to the end of the Severance Period (for example, as a result of having obtained insurance coverage through a new employer or otherwise), the Company shall have no further obligation to pay any COBRA premiums for Executive.

(iv) Payment for Unused Accrued Paid-Time Off (PTO).  SecureAlert promises to pay Executive all unpaid accrued PTO leave owed to him through the Separation Date.

(v) Cash Payments. All cash payments due to Executive under this Agreement shall be paid on the Separation Date, unless noted otherwise in this Agreement [i.e. Cash Severance Payments as discussed in (ii) above]. Should the Company be unable to make any of the cash payments when due to Executive, interest shall accrue at a rate of eighteen percent (18%) per annum on all unpaid Separation Benefits.

C.           No Separation Benefits without Signing this Agreement.  Executive acknowledges and agrees that Executive would not receive the Separation Benefits specified above without signing and not revoking this Agreement, and fulfilling the promises, covenants, agreements, waivers and releases contained herein.  Executive further acknowledges and agrees that the Separation Benefits specified above shall constitute the full separation pay and benefits to be paid to Executive by the Company, and that no other separation pay or benefits, or other compensation of any kind, is owed to Executive.

6. Voluntary Termination; Termination for Cause.  If Executive’s employment with the Company terminates voluntarily by Executive or for Cause by the Company, then Executive is not eligible for any Separation Benefits under this Agreement (except as to amounts already earned and/or stock options, warrants and/or restricted stock already vested at that time).

7. Disability; Death.   If Executive's employment terminates by reason of the Executive's death, or by reason of Executive's Disability, then Executive shall be entitled to receive the Severance Payment set forth in Paragraph 5 herein.

8. Proprietary Information.  During the term of this Agreement and thereafter, Executive shall not, without the prior written consent of the Company’s Board of Directors, disclose or use for any purpose (except in the course of his employment under this Agreement and in furtherance of the business of the Company or its subsidiaries) any confidential information or proprietary data of the Company.  As an express condition of the Executive’s employment with the Company, the Executive agrees to execute confidentiality agreements as requested by the Company.

9. Non-Competition/Non-Solicitation/Non-Disparagement.

A.           Executive acknowledges that the nature of the Company’s business is such that if Executive were to become employed by, or substantially involved in, the business of a competitor the Company during the Severance Period following the termination of Executive’s employment, would cause substantial and irreparable harm to the Company.  Thus, to protect the Company’s goodwill, trade secrets and confidential information, Executive agrees and acknowledges that Executive will not directly or indirectly engage in (whether as an employee, consultant, agent, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any ownership interest in or participation in the financing, operation, management or control of, any person, firm corporation or business that competes with Company or is a customer of the Company.  For this purpose, ownership of no more than one-half of one percent (.5%) of the outstanding voting stock of a publicly traded corporation shall not constitute a violation of this provision.

B.           For length of the Severance Period following Executive’s separation from the Company, Executive shall not solicit any employee, customer, supplier or consultant of the Company to engage in any business activity with or at the behest of Executive.

C.           The Company and Executive agree not to make any statements, written or verbal, or cause or encourage others to make any statements, written or verbal, that defame, disparage or in any way criticize the personal or business reputation, practices, or conduct of the other party (including, its employees, directors, and officers). Both the Company and the Executive acknowledge and agree that this prohibition extends to statements, written or verbal, made to anyone, including but not limited to, the news media, investors, potential investors, any board of directors or advisory board or directors, industry analysts, competitors, strategic partners, vendors, employees (past and present), and clients.  The Company and the Executive each understand and agree that this paragraph is a material provision of this Agreement and that any breach of this paragraph shall be a material breach of this Agreement, and that each party would be irreparably harmed by violation of this provision.

10.          Release of All Claims by Executive.

A.           Executive, on behalf of Executive and Executive’s heirs, executors, administrators, successors and assigns, knowingly and voluntarily waives, releases and forever discharges the Company, and all of its parent, subsidiary or affiliated companies, predecessors, successors and assigns, and all of their current officers, directors, shareholders, employees, insurers, attorneys, and agents, both individually and in their business capacities, as well as their employee benefit plans and programs and their administrators and fiduciaries (all of whom are collectively referred to throughout the remainder of this Agreement as “Releasees”), of and from any and all claims, known and unknown, asserted or unasserted, which Executive has or may have in any capacity against Releasees as of the Effective Date of this Agreement.

B.           The claims released herein include, without limitation, (1) any claims based either in whole or in part upon any facts, circumstances, acts, or omissions in any way arising out of, based upon, or related to Executive‘s employment with the Company or the termination thereof;  (2) any claims arising under any federal or state statute or regulation, local ordinance, or the common law, regarding employment or prohibiting employment discrimination, harassment, or retaliation, including, without limitation, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the National Labor Relations Act, Section 1981 of the Civil Rights Act of 1866, the Americans with Disabilities Act, the Fair Labor Standards Act, the Executive Retirement Income Security Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act, the Health Insurance Portability and Accountability Act of 1996, the Utah Antidiscrimination Act, and the Utah Payment of Wages Act; (3) any claim for wrongful discharge, wrongful termination in violation of public policy, breach of contract, breach of the covenant of good faith and fair dealing, personal injury, harm, or other damages (whether intentional or unintentional), negligence, negligent employment, defamation, misrepresentation, fraud, intentional or negligent infliction of emotional distress, interference with contract or other economic opportunity, assault, battery, or invasion of privacy; (4) claims growing out of any legal restrictions on the Company’s right to terminate its employees; (5) claims for wages, other compensation or benefits; (6) any claim for general, special, or other compensatory damages, consequential damages, punitive damages, back or front pay, fringe benefits, attorney fees, costs, or other damages or expenses; (7) any claim for injunctive relief or other equitable relief; (8) any claim arising under any federal or state statute or local ordinance regulating the health and/or safety of the workplace; or (9) any other tort, contract or statutory claim.

C.           Notwithstanding the terms of the foregoing paragraph, Executive does not release the Company from any obligations it may have with respect to any of the following:  Executive’s rights under the Company’s 401(k) Plan, Executive’s right to the continuation of insurance coverage under COBRA; Executive’s right to apply for unemployment compensation or worker’s compensation; and any rights or remedies which Executive may have against the Company under the terms of this Agreement.

11.          Release of Claims by Company.  In consideration of Executive’s execution of this Agreement and his fulfillment of the covenants, promises and obligations contained within this Agreement, Company knowingly and voluntarily waives, releases and forever discharges the Executive from any and all claims, known and unknown, asserted or unasserted, which Company has or may have against Executive regarding or arising out of Executive’s affiliation, employment, board/officer membership, and/or his fiduciary responsibilities with the Company as of the Effective Date; provided that such release shall not constitute a release of any obligations of Executive under this Agreement or any claim arising out of any intentional wrongdoing, gross negligence or illegal activity by Executive.

12.           Indemnity.  Company agrees to defend, hold harmless, and indemnify Executive, to the fullest extent permitted by law, from any and all claims, actions, investigations, damages, company debts, discovery, fines, and penalties, by any person or entity, public or private, known or unknown, relating to or arising out of Executive’s affiliation, employment, board/officer membership, and/or his fiduciary responsibilities with Company within the scope of Executive’s employment and not as a result of an un lawful act or omission.

13.           Acknowledgments and Affirmations.

A.           Executive affirms that he has not filed, caused to be filed, or presently is a party to, any claim, legal action or administrative proceeding against the Company.

B.           Executive affirms that Executive has not divulged any proprietary or confidential information belonging to the Company and that Executive will continue to maintain the confidentiality of such information consistent with the Company’s policies and Executive’s agreements with the Company and/or common law.

C.           Executive affirms that Executive has not been retaliated against for reporting any allegations of wrongdoing by the Company or its officers, directors, shareholders, employees, attorneys or agents. Both parties acknowledge that this Agreement does not limit either party’s right, where applicable, to file or participate in an investigative proceeding of any federal, state or local governmental agency. To the extent permitted by law, Executive agrees that if an administrative claim is made against the Company, Executive shall not be entitled to recover any individual monetary relief or other individual remedies. Executive affirms that all of the Company’s decisions regarding Executive's pay and benefits through the Effective Date were not discriminatory based on age, race, color, sex, religion, national origin, or disability, or any other classification protected by federal, state or other applicable law.

14.           Confidentiality.  Executive agrees not to disclose any information regarding the underlying negotiations leading up to, or the existence, terms or substance of, this Agreement, except to Executive’s spouse, employment recruiters, attorney, accountant or tax advisor, provided such individual agrees to maintain the confidentiality of such information in accordance with the terms hereof or is under a professional duty to maintain the confidentiality of such information. Executive understands that this pledge of confidentiality is an integral part of the agreement of the Company to provide the Separation Pay and other consideration to Executive. Executive acknowledges that a violation of this Confidentiality clause shall constitute a material breach of the Agreement.

15.           Right to Advice of Counsel.  The Executive acknowledges that he has consulted with counsel and/or tax advisors and is fully aware of his rights and obligations under this Agreement.

16.           Assignment.  This Agreement and all rights under this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective personal or legal representatives, executors, administrators, heirs, distributes, devisees, legatees, successors and assigns.  This Agreement is personal in nature, and neither of the parties to this Agreement shall, without consent of the other (which consent will not be unreasonably withheld), assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity.  If the Executive should die while any amounts are still payable to the Executive hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee or, if there be no such designee, to the Executive’s estate.

17.           Notices.  All notices, requests, demands and other communications called for hereunder shall be in writing and shall be deemed given (i) on the date of delivery, or if earlier (ii) one (1) day after being sent by a well-established commercial overnight service, or (iii) three (3) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Executive:	Chad D. Olsen
1216 West 525 South
Lehi, UT 84043

If to the Company:	Attn: Chief Executive Officer
SecureAlert, Inc.
150 W. Civic Center Drive, Suite 400
Sandy, Utah 84070

Or such other addresses or to the attention of such other person as the recipient party has previously furnished to the other party in writing in accordance with this paragraph.

18.           Notice of Separation by the Company.  Any termination by the Company of Executive’s employment with the Company prior to the end of the term of this Agreement shall be communicated by a notice of separation to Executive at least fourteen (14) days prior to the date of such termination (or at least 30 days prior to the date of termination by reason of Executive’s Disability). Such notice shall indicate the specific termination provision or provision in this Agreement relied upon (if any), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the indicated provisions, and shall specify the termination date. Upon the end of the term of this Agreement or upon receipt of a notice of separation to the Executive from the Company, the Executive shall have the right to communicate to current and former employees, customers, vendors, suppliers and shareholders of his intent to leave the Company and pursue other interests.

19.           Waiver.  Failure or delay on the part of either party hereto to enforce any right, power, or privilege hereunder shall not be deemed to constitute a waiver thereof.  Additionally, a waiver by either party or a breach of any promise hereof by the other party shall not operate as or be construed to constitute a waiver of any subsequent waiver by such other party.

20.           Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

21.           Integration.  This Agreement, together with any restricted stock agreement and any intellectual property agreement, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral.  No waiver, alteration, or modification of any provision of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto.

22.           Headings.  The headings of the paragraphs contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision of this Agreement.

23.           Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal and substantive laws, and not the choice of law rules, of the State of Utah.  Executive hereby consents to the exclusive and personal jurisdiction of the state and federal courts of Utah.

24.           Counterparts.  This Agreement may be executed in one or more counterparts, none of which need contain the signature of more than one party hereto, and each of which shall be deemed to be an original, and all of which together shall constitute a single agreement.

25.           Tax Withholding.  All payments made pursuant to this Agreement will be subject to withholding of applicable taxes so long as such withholding is reasonable and consistent with the Company’s normal practices.

26.           Announcement.  Company agrees to publish a positive and mutually agreed-to Press Release and internal communications, along with a positive fact-based 8-K filing, regarding Executive’s departure at the Separation Date.

27.           Employment References.  Company and its directors and executive officers shall provide positive employment references to prospective employers on behalf of the Executive for his contributions and service to the Company.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by their duly authorized officers, as of the day and year first above written.

SecureAlert, Inc.		Executive

By:	/s/ David S. Boone	/s/ Chad D. Olsen
	David S. Boone	Chad D. Olsen

Date:	November 15, 2013	Date: November 14, 2013

November 13, 2013

Chad Olsen
150 W. Civic Center Dr., Ste. 400
Sandy, Utah 84070

RE:	Resolution of Dispute [Confidential Settlement Negotiations Protected by Rule 408, Utah Rules of Evidence].

Dear Chad:

As per the email sent to you earlier today in an effort to resolve the situation regarding your request for a conversion price adjustment to the Series D Preferred Shares you own in the Company, the Board of Directors is prepared to offer the following as a final resolution:

1.	A 12 month severance agreement pursuant to the terms outlined in the Employment/Severance Agreement sent to you earlier today by Kevin Pinegar, outside counsel to the Company.

2.
The Company will redeem your Series D Preferred shares at a premium of 55 percent, by issuing the applicable number of free-trading shares of Common Stock (other than an “Affiliate Legend”, should you still be employed) of the Company.  To illustrate this redemption please note the example below assuming an investment of $1,000 per Series D Share and a current common stock price of $18.95:

Investment/No. of D Shares	Redemption at 100%	Value at 55% Prem./Common Shares
$207,000.00 / 207	$207,000.00	$320,850.00/16,931

You may redeem your Series D shares: (i) all at once, or (ii) at various times and in various amounts and will receive the 55 percent premium on each redemption. However, the redemption of all of your Series D shares must be complete before the Company’s next annual meeting. The release of all claims against the Company contained in the Employment/Separation Agreement shall be null and void if the Company fails to fully redeem your Series D shares at the 55 percent premium as described above.

The Board of Directors expects your acceptance or rejection of this offer by the end of the day on November 14, 2013. Please understand that this is the final offer of the Board and no further negotiations will be undertaken.

Please indicate your acceptance of this proposal by signing the Employment/Separation Agreement and countersigning this letter and returning both to me via email with the originals given to Gordon Jesperson, General Counsel of the Company.

Sincerely yours,

SecureAlert, Inc.	Acknowledged and Agreed

By: /s/ David Boone	By: /s/ Chad Olsen
David Boone, Member Executive Comm.	Chad Olsen